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John D. Capers, Jr. Direct Dial: 404/572-4658 Direct Fax: 404/572-5132 jcapers@kslaw.com
Via EDGAR and Facsimile
April 26, 2011
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel

Re:	Belk, Inc. Schedule TO-I Filed on April 18, 2011 File No. 005-54017
Dear Ms. Kim:
     We are providing, on behalf of Belk, Inc. (“Belk” or the “Company”), the response of the Company to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated April 26, 2011. To assist in your review, we have included the Staff’s comment below.
Offer to Purchase
General

1.	We note that you are offering to purchase approximately 62.4% of the total outstanding Class B shares. Please advise us as to your consideration of whether Rule 13e-3 applies to this tender offer.
Response to Comment 1:
     The Company has considered whether Rule 13e-3 applies to this offer, and has concluded that Rule 13e-3 does not apply. As stated on pages vi and 19 in the offer to purchase, the Company does not believe that the completion of the offer will result in reducing the number of record holders of Belk stock below 300 and Belk becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not intend to increase the aggregate number of shares it is repurchasing beyond what is currently contemplated by the offer. Therefore, the Company continues to believe that the completion of the offer will not result in Belk becoming eligible for termination of registration under the Exchange Act.

Securities and Exchange Commission
April 26, 2011

     The Company notes that it has conducted issuer tender offers in 2003, 2006, 2007, 2008, 2009 and 2010. The Staff raised a similar comment in its letter dated May 1, 2006, and the Company confirmed in its letter of May 6, 2006, that it did not believe that Rule 13e-3 applied to the transaction. The Company’s position has not changed. In fact, the Company has included the following disclosure in each offer to purchase beginning in 2006: “We have announced that we intend to engage in future stock repurchases as a way to provide further ongoing liquidity opportunities for our stockholders, subject to our Board of Directors’ consideration of our cash flow position, market conditions and such other criteria as the board deems appropriate. We do not intend or expect any such future stock repurchase to result in reducing the number of record holders of our stock below 300 and our becoming eligible for termination of registration under the Exchange Act.”
      In connection with responding to the Staff’s comment, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 572-4658 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the filing.

Very truly yours, /s/ John D. Capers, Jr. John D. Capers, Jr.

cc:	Mr. Ralph Pitts Ms. Laura O. Hewett